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SEC             POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (2-98)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)*

                             EOS INTERNATIONAL, INC.
                           (FORMERLY DREAMLIFE, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    379333107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         FRANK M. ADUBATO, MCGUGGAN LLC,
               365 SOUTH ST., MORRISTOWN, NJ 07960 (973) 540-1250
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------
*Duplicate filing, identical in all respects to Amendment No. 1 to Schedule 13D filed January 15, 2003. Filed for the sole purpose of correctly indexing the filing as a Schedule 13D/A on the Edgar filing system.

CUSIP No.         379333107
--------------------------------------------------------------------------------
              1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Frank M. Adubato.
--------------------------------------------------------------------------------
              2.  Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)
                  (b)  [X]
--------------------------------------------------------------------------------
              3.  SEC Use Only
--------------------------------------------------------------------------------
              4.  Source of Funds (See Instructions)       O.O.
--------------------------------------------------------------------------------
              5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
              6.  Citizenship or Place of Organization     New Jersey
--------------------------------------------------------------------------------
              7.  Sole Voting Power                        3,029,291
Number of     ------------------------------------------------------------------
Shares        8.  Shared Voting Power                      11,567,057*
Beneficially  ------------------------------------------------------------------
Owned by      9.  Sole Dispositive Power                   3,029,291
Each          ------------------------------------------------------------------
Reporting                                                  5,280,923 shares of
Person With                                                common stock
                                                           571.4667 shares
                                                           Series E Junior
                                                           Convertible Preferred
              10. Shared Dispositive Power                 Stock**
              ------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         5,921,055 voting power*
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)  [X]
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)     6.6%***
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

* Represents voting power of common stock and Series E Junior Convertible Preferred Stock (on an as converted basis). Holders of Series E Junior Convertible Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Junior Convertible Preferred Stock is entitled to 11,000 votes.

** Each share of Series E Junior Convertible Preferred Stock is automatically converted to 11,000 shares of Common Stock immediately upon the Issuer having a sufficient number of authorized and unissued shares of Common Stock.

*** Represents voting power based on 88,020,098 shares of common stock outstanding and assuming shares of Series E Junior Convertible Preferred Stock (on an as converted basis) beneficially owned by the Reporting Person are outstanding.

INTRODUCTION

Explanatory Note: This Amendment No. 1 to Schedule 13D is filed by Frank M. Adubato and amends Schedule 13D filed on September 5, 2001. Beneficial ownership of shares of common stock of Eos International, Inc. ("Eos") was initially reported on Schedule 13D filed July 26, 2001 jointly by Discovery Toys LLC, a New Jersey limited liability company ("DTLLC"), Anthony R. Calandra, James J. Liati, Frank M. Adubato, Frank M. Calabrese and William Taylor, as amended on September 5, 2001, by individual Schedule 13Ds filed upon distribution by DTLLC of all shares to or as directed by the beneficial owners thereof.

This Amendment No. 1 is being filed to disclose the acquisition of shares of Eos as a result of the merger of IFS of New Jersey, Inc. with and into a subsidiary of Eos. The newly acquired shares are held of record by McGuggan LLC, a New Jersey limited liability company ("McGuggan"). All actions of McGuggan are taken by a vote of a majority of the Voting Managers. The Voting Managers of, and owners of equal interest in, McGuggan are Messrs. Calandra, Calabrese, Adubato and Liati. Accordingly, the Reporting Person claims beneficial ownership of 25% of the shares held by the McGuggan and disclaims ownership of the balance.


ITEM 1.     SECURITY AND ISSUER

            This statement relates to the Common Stock, $.01 par value ("Common Stock") and Series E Junior Convertible Preferred Stock (the "Series E Preferred Stock") of Eos International, Inc. ("Eos").

            Series E Preferred Stock is being treated as the same class of security as Common Stock because holders of Series E Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Preferred Stock is entitled to 11,000 votes. Each share of Series E Preferred Stock is automatically converted to 11,000 shares of common stock immediately upon the Issuer having a sufficient number of authorized and unissued shares.

            The principal executive offices of Eos are presently located at 888 Seventh Ave., 13th Floor, New York, New York 10106.

ITEM 2.     IDENTITY AND BACKGROUND

            Unchanged.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Issuer acquired IFS of New Jersey, Inc. ("IFS") by merger by causing its subsidiary to merge with and into IFS. At the effective time of the merger, each share of IFS stock was converted into the right to receive shares of Common Stock and Series E Preferred Stock of Eos.

ITEM 4.     PURPOSE OF TRANSACTION

            The securities received were the consideration to IFS shareholders in the merger described in Item 3 above. See Form 8-K of Eos filed December 11, 2002 as to the proposed transaction described in Item 3 above.

            The Reporting Person has no plans of the type required to be described under Item 4 of Schedule 13D.

ITEM 5.     See Attachment I.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Agreement and Plan of Merger dated December 10, 2002 among Eos, Eos Acquisition Corp. and IFS (incorporated by reference to Exhibit
            2.1 of Form 8-K of Eos filed December 11, 2002).


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

            Dated:   January 14, 2003

                                                     s/Frank M. Adubato
                                                     -------------------
                                                     Frank M. Adubato

                                  Attachment I

NAME            OFFICER    NAME &        NUMBER OF     PERCENTAGE    NUMBER OF    NUMBER OF     NUMBER OF
ADDRESS                    ADDRESS       SHARES        OF            SHARES AS    SHARES AS     SHARES AS
CITIZENSHIP                OF            BENEFICIALLY  SHARES OWNED  TO WHICH     TO WHICH      TO WHICH      TRANSACTIONS*
                           CORPORATE     OWNED                       SOLE POWER   SHARED POWER  SHARED        IN ISSUER
                           EMPLOYER                                  TO VOTE AND  TO SELL       POWER TO      SECURITIES
                                                                     SELL                       VOTE          IN LAST 60
                                                                                                              DAYS
--------------  ---------  ------------  ------------  ------------  -----------  ------------  ------------  -------------
McGuggan LLC               McGuggan LLC                                   0       5,280,923      11,567,057
365 South ST               365 South                                              Common Stock
Morristown,                St.           11,567,057                               571.4667                    None
NJ 07960                   Morristown,       (2)          12.3% (4)               Preferred
                           NJ                                                     stock               (1)(2)
                                                                                        (1)(3)
--------------  ---------  ------------  ------------  ------------  -----------  ------------  ------------  -------------
Anthony R.      President  McGuggan LLC                               3,123,291   5,280,923      11,567,057
Calandra                   365 South                                              Common Stock
365 South ST               St.           6,015,055                                571.4667                    None
Morristown,                Morristown,       (2)  (5)      6.7% (4)               Preferred
NJ 07960                   NJ                                                     stock               (1)(2)
US                                                                                      (1)(3)
--------------  ---------  ------------  ------------  ------------  -----------  ------------  ------------  -------------
Frank M.        Executive  McGuggan LLC  5,898,055                    3,006,291   5,280,923      11,567,057   None
Calabrese       Vice       365 South         (2)  (5)      6.6% (4)               Common Stock
365 South ST    President  St.                                                    571.4667
Morristown,                Morristown,                                            Preferred
NJ 07960                   NJ                                                     stock               (1)(2)
US                                                                                      (1)(3)
--------------  ---------  ------------  ------------  ------------  -----------  ------------  ------------  -------------
Frank M.        Executive  McGuggan LLC  5,921,055                    3,029,291   5,280,923      11,567,057   None
Adubato         Vice       365 South         (2)  (5)      6.6% (4)               Common Stock
365 South ST    President  St.                                                    571.4667
Morristown,                Morristown,                                            Preferred
NJ 07960                   NJ                                                     stock               (1)(2)
US                                                                                      (1)(3)
--------------  ---------  ------------  ------------  ------------  -----------  ------------  ------------  -------------
James J. Liati  Executive  McGuggan LLC  6,148,055                    3,256,291   5,280,923      11,567,057   None
365 South ST    Vice       365 South         (2)  (5)      6.9% (4)               Common Stock
Morristown,     President  St.                                                    571.4667
NJ 07960                   Morristown,                                            Preferred
US                         NJ                                                     stock               (1)(2)
                                                                                        (1)(3)
--------------  ---------  ------------  ------------  ------------  -----------  ------------  ------------  -------------

(1) Shares are held of record by McGuggan LLC, a New Jersey limited liability company ("McGuggan"). All actions of McGuggan are taken by a vote of a majority of the Voting Managers. The Voting Managers of, and owners of equal interest in, McGuggan are Messrs. Calandra, Calabrese, Adubato and Liati.

(2) Represents voting power of common stock and Series E Junior Convertible Preferred Stock (on an as converted basis). Holders of Series E Junior Convertible Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Junior Convertible Preferred Stock is entitled to 11,000 votes.

(3) Each share of Series E Junior Convertible Preferred Stock is automatically converted to 11,000 shares of Common Stock immediately upon the Issuer having a sufficient number of authorized and unissued shares of Common Stock.

(4) Represents voting power based on 88,020,098 shares of common stock outstanding and assuming shares of Series E Junior Convertible Preferred Stock (on an as converted basis) beneficially owned by such person are outstanding.

(5) Members of McGuggan have included only 25% of the shares held of record by McGuggan which is equal to such persons' beneficial ownership of McGuggan and disclaims beneficial ownership of the balance. This report shall not be deemed an admission that the Reporting Person is the beneficial owner of the balance of such securities for purposes of Section 16 or any other purpose.